02019250

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
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RECD APR 1 0 2002 501

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~12 01123~~ 10441

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ASTUTE INVESTORS CORPORAtion

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

340 E. 149th ST.
(No. and Street)

Bronx (City) NY (State) 10451 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret Antiaris 718-993-1124
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALVIN SILVERMAN
(Name — *if individual, state last, first, middle name*)

One Beatrice Lane (Address) Glen Cove, (City) N.Y. (State) 11542 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, ~~MARGARET ANTIARIS~~, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASTUTE INVESTORS CORPORATION, as of ~~DECEMBER 31~~, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

~~Secretary~~
Title

____
Notary Public

NOTARY PUBLIC, State of New York
No. Z1-[illegible]
Qualified in Westchester County
Commission [illegible] 30, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [16] 2) Rule 17a-5(b) [17] 3) Rule 17a-11 [18]

4) Special request by designated examining authority [19] 5) Other [26]

NAME OF BROKER-DEALER: ASTUTE INVESTORS CORPORATION [13]

SEC FILE NO.: 12 01123 [14]

FIRM ID. NO.: 13 2616385 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

340 E, 149th ST [20]
(No. and Street)

Bronx [21] NY [22] 10451 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/2001 [24]

AND ENDING (MM/DD/YY): 12/31/2001 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: MARGARET ANTIARIS [30]

(Area Code)—Telephone No.: 718-993-1124 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [40] NO [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 25th day of March 19 2002

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

SILVERMAN, ALVIN [70]

ADDRESS Number and Street	City	State	Zip Code
One Beatrice Lane [71]	Glen Cove [72]	NY [73]	11542 [74]

Check One

(x) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: ASTUTE INVESTORS CORPORATION | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/2001 [99]

SEC FILE NO. 12 01123 [98]

Consolidated [198]

Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 21,587	200			$ 21,587	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes: market value of collateral:		470		640		890
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535	1,363	735	1,363	930
12. TOTAL ASSETS	$ 21,587	540	$ 1,363	740	$ 22,950	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ASTUTE INVESTORS CORPORATION as of 12/31/02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities*		Non-A.I. Liabilities*		Total	
13. Bank loans payable		$	1045	$	1255	$	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315		1560
B. Other			1115		1305		1540
15. Payable to non-customers			1155		1355		1610
16. Securities sold not yet purchased, at market value					1360		1620
17. Accounts payable, accrued liabilities, expenses and other		8,500	1205		1385	8,500	1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211		1390		1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		1710
1. from outsiders $	970						
2. Includes equity subordination (15c3-1 (d)) of $	980						
B. Securities borrowings, at market value:					1410		1720
from outsiders $	990						
C. Pursuant to secured demand note collateral agreements:					1420		1730
1. from outsiders $	1000						
2. Includes equity subordination (15c3-1 (d)) of $	1010						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES		$ 8,500	1230	$	1450	$ 8,500	1760

Ownership Equity

21. Sole proprietorship		$	1770
22. Partnership (limited partners $ [1020])			1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock		5,000	1792
C. Additional paid-in capital			1793
D. Retained earnings		9,450	1794
E. Total			1795
F. Less capital stock in treasury		( )	1796
24. TOTAL OWNERSHIP EQUITY		$ 14,450	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 22,950	1810

OMIT PENNIES

*Brokers or dealers electing the alternative net capital requirement method need not complete these columns.

1/76

ALTERNATIVE FILERS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ASTUTE INVESTORS CORPORATION

For the period (MMDDYY) from 01/01/01 [3932] to 12/31/01 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares		25,683	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		453	3995
9. Total revenue	$	26,136	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		$		4120
11. Other employee compensation and benefits				4115
12. Commissions paid to other broker-dealers				4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements	4070			
14. Regulatory fees and expenses			501	4195
15. Other expenses			7,770	4100
16. Total expenses		$	8,271	4200

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$	17,865	4210
18. Provision for Federal income taxes (for parent only)			5,000	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of	4238			
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of	4239			
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items		$	12,865	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	20	4211

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ASTUTE INVESTORS CORPORATION as of 12/31/01

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 14,450	3480
2.	Deduct ownership equity not allowable for Net Capital			(1,363)	3490
3.	Total ownership equity qualified for Net Capital			13,087	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 13,087	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	( )	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 13,087	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 13,087	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ASTUTE INVESTORS CORPORATION as of 12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	567	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	8,087	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	12,237	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	8,500	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	8,500	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%	65.0	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%	59.0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ASTUTE INVESTORS CORPORATION

For the period (MMDDYY) from 01/01/01 to 12/31/01

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 26,585	4240
A. Net income (loss)		12,865	4250
B. Additions (Includes non-conforming capital of	$ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])	25,000	4270
2. Balance, end of period (From item 1800)		$ 14,450	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ASTUTE INVESTORS CORPORATION as of 12/31/01

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		XXX	4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained			4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	4335		4570
D. (k) (3)—Exempted by order of the Commission			4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be With-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	46
4610	4611	4612	4613	4614	46
4620	4621	4622	4623	4624	46
4630	4631	4632	4633	4634	46
4640	4641	4642	4643	4644	46
4650	4651	4652	4653	4654	46
4660	4661	4662	4663	4664	46
4670	4671	4672	4673	4674	46
4680	4681	4682	4683	4684	46
4690	4691	4692	4693	4694	46

TOTAL $ none 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

RECEIVED
APR 10 2002
SECURITIES & EXCHANGE COMMISSION
OFFICE OF INVESTOR
EDUCATION & ASSISTANCE

ALVIN SILVERMAN C.P.A.
ONE BEATRICE LANE
GLEN COVE, N.Y. 11542
TEL: 516-676-8632
FAX: 516-676-8633

MARCH 25TH, 2002

SECURITIES & EXCHANGE COMMISSION
7 WORLD TRADE CENTER...13th FL.
NEW YORK, NEW YORK 10048

ATT: BROKER DEALER SECTION

GENTLEMEN:

I HAVE REVIEWED THE INTERNAL CONTROL OF ASTUTE INVESTORS CORP., FOR THE YEAR ENDED DECEMBER 31ST, 2001 AND HAVE FOUND NO MATERIAL INADEQUACIES.

THERE WERE NO MATERIAL DIFFERENCES BETWEEN THE FIRMS NET CAPITAL AS REFLECTED ON THE UNAUDITED QUARTERLY REPORT FILED AS OF DECEMBER 31ST, 2001, AND THE AUDITED REPORT OF DECEMBER 31ST, 2001.

VERY TRULY YOURS,

ALVIN SILVERMAN, CPA

AS/MA

ALVIN SILVERMAN C.P.A.
ONE BEATRICE LANE
GLEN COVE, N.Y. 11542
TEL: 516-676-8632
FAX: 516-676-8633

MARCH 25TH, 2002

ASTUTE INVESTORS CORP.
336 E. 149TH STREET
BRONX, N.Y. 10451

GENTLEMEN:

I HAVE AUDITED THE ACCOMPANYING FOCUS REPORT, PART 11A AS OF 12/31/01, AND THE RELATED STATEMENT OF CASH FLOWS FOR THE YEAR THEN ENDED. THE FOCUS REPORT IS THE RESPONSIBILITY OF THE COMAPANY'S MANAGEMENT. MY RESPONSIBILITY IS TO EXPRESS AN OPINION ON THE FOCUS REPORT ON MY AUDIT.

I HAVE CONDUCTED THE AUDIT IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS. THOSE STANDARDS REQUIRE THAT WE PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FOCUS REPORT IS FREE OF MATERIAL MIS-STATEMENT. AN AUDIT INCLUDES EXAMINING ON A TEST BASIS EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FOCUS REPORT . AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL PRESENTATION. I BELIEVE THAT MY AUDIT PROVIDED A REASONABLE BASIS FOR MY OPINION.

IN MY OPINION, THE FOCUS REPORT REFERRED TO ABOVE PRESENTS FAIRLY IN ALL MATERIAL RESPECTS THE FINANCIAL POSITION OF ASTUTE IVESTORS CORP., AS OF 12/31/01 AND THE RESULTS OF ITS OPERATIONS AND ITS CASH FLOWS FOR THE YEAR ENDED IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

VERY TRULY YOURS,

ALVIN SILVERMAN, C.P.A.

ASTUTE INVESTORS CORPORATION
STATEMENT OF CASH FLOWS

YEAR ENDED..........DECEMBER 31ST, 2001

CASH FLOWS FROM OPERATING ACTIVITES:

NET INCOME	$	12,865
DECREASE IN ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES		6,205
INCREASE IN OTHER ASSETS		1,363
NET CASH USED IN OPERATING ACTIVITIES		5,297
DIVIDEND PAID TO PARENT		25,000
DECREASE IN CASH		19,703
CASH BEGINNING OF YEAR	$	41,290
CASH AT END OF YEAR		21.587
DECREASE IN CASH	$	19,703